Exhibit 99.1

Borr Drilling Limited: Announces successful placement of USD 250 million senior unsecured convertible bonds

Hamilton, Bermuda, 25 January 2023

Borr Drilling Limited (the “Company”) announces today the successful placement of senior unsecured convertible bonds due 2028 (the "Convertible Bonds") with a total size of USD 250 million (the "Offering").

The Convertible Bonds will have a fixed coupon of 5.00% payable semi-annually in arrear and a conversion premium of 32.50% over where the reference price which is determined by the average VWAP on Oslo Børs on each of 25 and 26 January 2023. The initial conversion price of the Convertible Bonds will be announced by the Company after close of the Oslo Stock Exchange tomorrow 26 January 2023.

The proceeds from the Convertible Bonds will be used to refinance the outstanding USD 350 million of convertible bonds due 23 May 2023 and for general corporate purposes. The Convertible Bonds are subject customary third-party approvals, including but not limited to shareholder approval to increase the authorised capital of the Company and creditor consents.

Settlement of the Offering is expected to take place on 8 February 2023 (the "Issue Date"). The Convertible Bonds will be redeemed at 100% of their denomination of USD 200,000 and will, unless previously redeemed, converted or purchased and cancelled, mature on 8 February 2028.

The Company will be subject to a lock-up from today and ending 90 days after the Issue Date, with respect to our ordinary shares and equity-linked securities and subject to certain customary exceptions, including new shares to be issued to facilitate the share lending arrangement.

This information is considered to be inside information pursuant to the EU Market Abuse Regulation and is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.

This stock exchange release was published by Andreas Lavik Lie, VP Treasury & Investor Relations, on 25 January 2023 at 18:00 CET.

This announcement does not constitute an offer of securities for sale in the United States. The securities referenced herein has not been registered under the Securities Act of 1933 (the “Act”) and may not be offered or sold in the United States or to U.S. persons (other than distributors) unless the securities are registered under the Act, or an exemption from the registration requirements of the Act is available.